FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               September 29 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit     Description

No. 1       RNS Announcement, re: 'Section 198 Notice'  dated 29 September 2004



29 September 2004

                              British Energy plc


UK COMPANIES ACT 1985 - SECTIONS 198-203 - British Energy plc (the "Company")

The Company has received notification as follows:

1. At close of business on 20 September 2004, Stark Offshore Management LLC, with registered office at 3600 South Lake Drive, St. Francis, Wisconsin 53253, USA ("Stark Offshore") was interested in a total of 43,910,569 shares of the Company.

2. On 24 September 2004, Stark Offshore's interest was increased (by way of further purchases) so that it became interested in a total of 53,001,558 shares of the Company. Of these 53,001,558 shares:

     -  50,189,058 were ordinary shares; and

     - 2,812,500 were ordinary shares represented by an interest in 37,500 American Depositary Receipts

3. The registered holder of the shares detailed at paragraphs 1 and 2 above is Shepherd Investments International Ltd, with registered office c/o HWR Services Limited, Craigmuir Chambers, P.O.Box 71, Road Town, Tortola, British Virgin Islands, which is managed by Stark Offshore.

4. The interests in the shares detailed at paragraphs 1-3 above do not arise by virtue of such an interest as is mentioned in s.208(5) Companies Act 1985.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 29 2004                   BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations